Exhibit 99.1

GRAVITY REPORTS NON-CONSOLIDATED FINANCIAL RESULTS FOR 2016

Seoul, South Korea, March 30 2017- GRAVITY Co., Ltd. (NasdaqCM: GRVY) (“Gravity’” or the “Company’”), an online and mobile game developer and publisher based in South Korea, announces its non-consolidated financial results for the fiscal year ended December 31, 2016, prepared in accordance with Accounting Standards for Non-Public Entities in Korea. Financial statements are available on Edgar at http://www.sec.gov.

REVIEW OF FINANCIAL RESULTS

Revenues and Cost of Revenues

Revenues for 2016 were KRW 34,961 million (US$ 29,043 thousand), representing a 114.7% increase from KRW16,282 million for 2015.

Subscription revenue increased by 414.4% to KRW 18,905 million (US$ 15,705 thousand) in 2016 from KRW 3,675 million in 2015. The increase resulted mainly from the increase in revenues from Ragnarok Online and Ragnarok Prequel in Taiwan.

Royalties and licensing fees revenue for 2016 was KRW 13,164 million (US$ 10,936 thousand), representing a 13.7% increase from KRW 11,578 million for 2015. This increase primarily resulted from increased revenues from Ragnarok Online in Thailand and Japan.

Mobile game revenue for 2016 was KRW 2,695 million (US$ 2,238 thousand), representing a 205.6% increase from KRW 882 million for 2015. This increase was mainly attributable to increased revenues from deferred revenue recognition related a game development and publishing agreement with a third party and royalties received based on such agreement.

Character merchandising and other revenue was KRW 197 million (US$ 164 thousand) in 2016, representing a 34.0% increase from KRW 147 million in 2015.

Cost of revenues was KRW 14,055 million (US$ 11,676 thousand) in 2016, representing a 2.5% increase from KRW 13,708 million in 2015. The increase in cost of revenues was mainly due to increased commission paid for game service in Taiwan, which was partially offset by decreased amortization expenses for intangible assets.

As a result of the foregoing factors, gross profit for 2016 was KRW 20,906 million (US$ 17,367 thousand), representing a 712.2% increase from KRW 2,574 million for 2015. The gross profit ratio increased to 59.8% in 2016 from 15.8% in 2015.

Selling, General & Administrative Expenses (“SG&A”)

The Company’s total SG&A increased 34.8% to KRW 15,217 million (US$ 12,641 thousand) in 2016 compared with KRW 11,286 million in 2015. This increase in SG&A was mostly attributable to increased commission paid for payment gateway services and advertising expenses for Ragnarok Online and Ragnarok Prequel.

Based on the foregoing factors, the Company recorded an operating income of KRW 5,689 million (US$ 4,726 thousand) in 2016, compared to an operating loss of KRW 8,712 million in 2015.

Non-operating Income and Non-operating Expenses

Non-operating income for 2016 was KRW 1,992 million (US$ 1,655 thousand) compared with KRW 2,241 million in 2015 representing a 11.1% decrease, which primarily due to gain on disposition of investment relates to liquidation of Gravity Middle East & Africa FZ-LLC in 2015, which was not incurred in 2016. Non-operating expenses for 2016 were KRW 5,198 million (US$ 4,318 thousand), a 34.9% decrease from KRW 7,990 million in 2015, which was primarily due to impairment loss on intangible assets related to Ragnarok Online II in 2015, which was not incurred in 2016.

Income before income tax for 2016 was KRW 2,483 million (US$ 2,063 thousand), compared with loss before income tax of KRW 14,461 million in 2015.

Gravity recorded a net loss of KRW 737 million (US$ 612 thousand) in 2016 compared with a net loss of KRW 15,726 million in 2015.

The balance of cash and cash equivalents and short-term financial instruments was KRW 35,495 million (US$ 29,488 thousand) as of December 31, 2016.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the rate of KRW 1,203.73 to US$1.00, the noon buying rate in effect on December 30, 2016 as quoted by the Federal Reserve Bank of New York.